UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                    (Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission file number 1-9148

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BRINK’S COMPANY 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BRINK’S COMPANY
P.O. BOX 18100
1801 BAYBERRY COURT
RICHMOND, VIRGINIA
23226-8100

THE BRINK’S COMPANY 401(k) PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

THE BRINK’S COMPANY 401(k) PLAN
Index to Financial Statements and Schedule
December 31, 2008 and 2007

Pages

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Assets Available for Benefits
December 31, 2008 and 2007	5

Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2008	6

Notes to Financial Statements	7-13

Schedule

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) –
December 31, 2008	14-15

Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Oversight Committee
The Brink’s Company:

We have audited the accompanying statements of assets available for benefits of The Brink’s Company 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 15, 2009

THE BRINK’S COMPANY 401(k) PLAN
Statements of Assets Available for Benefits

	December 31,
(In thousands)	2008	2007
Investments at fair value:
Mutual funds	$101,694	187,328
Common trust funds	48,363	53,167
The Brink’s Company common stock	-	28,623
Total investments at fair value	150,057	269,118

Participant loans	11,979	15,494

Receivables:
Participant contributions	398	916
Employer contributions	199	-
Interest	22	39
Total receivables	619	955

Cash and cash equivalents	-	1,983
Assets available for benefits reflecting all investments at fair value	162,655	287,550

Adjustment from fair value to contract value for common trust fund holding fully benefit-responsive investment contracts	384	(220)

Assets available for benefits	$163,039	287,330

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN
Statement of Changes in Assets Available for Benefits

Year Ended
December 31,
(In thousands)	2008
Additions (reductions) to assets attributed to:
Investment income (losses):
Net depreciation in fair value of investments:
The Brink’s Company common stock	$(1,892)
Mutual funds	(64,873)
Common trust funds	(5,027)
Dividends	8,280
Interest	1,090
Total investment losses, net	(62,422)
Contributions:
Participant	21,150
Employer	16,118
Rollover	1,286
Total contributions	38,554

Total reductions, net	(23,868)

Deductions from assets attributed to:
Administrative fees	(158)
Distributions to participants or beneficiaries	(31,962)
Total deductions	(32,120)

Net decrease before transfer	(55,988)

Transfer of participants’ assets to other plans	(68,303)

Net decrease	(124,291)

Assets available for benefits beginning of year	287,330
End of year	$163,039

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Note 1 – Plan Information and Summary of Significant Accounting Policies

Description of Plan
The Brink’s Company 401(k) Plan (the “Plan”) is a voluntary defined contribution plan sponsored by The Brink’s Company and participating subsidiaries (the "Company").  Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Company has approved participation) are eligible to participate in the Plan.  Eligible employees are automatically enrolled in the Plan following thirty days of service and Company-matching contributions commence upon enrollment.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a general description of certain provisions of the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Withdrawals
The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed.  However, the Plan allows two exceptions:

(a)	If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions, or

(b)
If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service (“IRS”) guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.  Employee pretax contributions and employer-matching contributions are suspended for six months after each hardship withdrawal.

A participant may withdraw the following at any time without being suspended from the Plan in the following order:

(a)	All or a portion of after-tax contributions and their related earnings. The Plan no longer allows after-tax contributions, but they were allowed before 1987.

(b)	All or a portion of Company-matching contributions made before January 1, 1985, and their related earnings

(c)
All or a portion of vested Company-matching contributions made after December 31, 1984, and before January 1, 2008, and their related earnings. Vested Company-matching contributions made in 2008 may not be withdrawn from the Plan while employed by the Company.

(d)	Any rollover contributions

Vesting Schedule
A participant is 100% vested in the value of his or her pretax contributions.  Effective January 1, 2008, a participant is 100% vested after two years of service in any Company- matching contributions made after January 1, 2008.  Company-matching contributions made prior to January 1, 2008 are vested based on years of service as follows:

Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	50%
4 but less than 5 years	75%
5 or more years	100%

If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes.  Once a participant reaches normal retirement age, he or she is 100% vested in Company-matching contributions regardless of years of service.

Forfeitures by the participants of the unvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan.  Forfeitures reduced employer contributions by approximately $3,526,000 in 2008.

Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments and Investment Income
Investments are presented at fair value in the subtotal “assets available for benefits at fair value” within the statements of assets available for benefits. As required by Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this fair value amount is reconciled to “assets available for benefits” by adjusting fully benefit-responsive contracts held by the Stable Value Common Trust Fund to contract value.  Contract value is equal to contributions made plus interest accrued at the contract rate less withdrawals and fees.

The fair value of common stock and mutual fund investments is determined by using quoted market prices.  The fair value of common trust funds (the Stable Value Common Trust Fund and the Equity Index Trust Fund) is valued at the net asset value as determined by using estimated fair value of the investments held in the respective funds.

The cost of securities sold is determined principally on the basis of average cost at the time of sale.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Participant Loans
Participant loans are recorded at cost, which approximates fair value.  Interest income on participant loans is recorded on the accrual basis.

Use of Estimates
In accordance with U.S. generally accepted accounting principles, management of the Plan has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements.  Actual results could differ materially from those estimates.

Benefit Payments
Benefit payments to participants or beneficiaries are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options that are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  As a result, values of investment securities can be volatile which could adversely affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks of short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Plan adopted SFAS 157, effective January 1, 2008, for financial assets.  The implementation of SFAS 157, as it relates to the Plan’s financial assets, did not have a material impact on the Plan’s financial statements.

Note 2 – Participant Loans

Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 less the highest outstanding loan during the previous twelve months or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS.  Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance.  Repayments are generally made through level monthly payroll deductions.  The term of a loan cannot exceed four and a half years for general purpose loans and fifteen years for principal residence loans.  The interest rate charged on a participant loan is fixed for the duration of the loan at one percentage point above the prime rate as published in the Wall Street Journal at the inception of the loan.  Interest paid by the participant is credited to the participant’s account.  At December 31, 2008, interest rates on outstanding participant loans ranged from 4.25% to 10.5%.

Note 3 – Contributions

Employee Contributions
During 2008, each participant could designate a contribution of up to the lesser of $15,500 or 30% of pretax earnings.  For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances.  Amounts contributed are subject to limitations under IRS non-discrimination tests.  Employee contributions may be allocated among investment funds in multiples of 1% based upon the participant's election.  Participants have the option to change their contribution percentages during each pay period.

Participants who reached the age of 50 on or prior to December 31, 2008, were eligible to make additional pretax catch-up contributions during 2008.  Catch-up contributions in 2008 were limited to the lesser of $5,000 or 45% of eligible pay.

Participant contributions to the Plan may be invested in one of several investment funds managed by an affiliate of T. Rowe Price Trust Company (“T. Rowe Price”) and two other fund alternatives not managed by the affiliate.  Prior to September 2002, participant contributions could also be invested in The Brink’s Company common stock.  After September 2002, no participant contributions could be directed into The Brink’s Company common stock.  Existing participant-directed balances in The Brink’s Company common stock were eligible to remain in The Brink’s Company common stock, but any remaining investment in The Brink’s Company common stock (including employer contributions) on December 31, 2007, were to be sold. The sales occurred between December 31, 2007 and January

18, 2008, and the proceeds were reinvested in the same manner as employee contributions for active participants and in the appropriate targeted retirement age fund for inactive participants.

Employer Contributions
The Company matches 125% of participant contributions up to the first 5% of contributed pretax earnings.  In addition, matching contributions can be made in cash and allocated to investment funds in the same manner as employee contributions.

Participants can direct the investment of both their vested and unvested employer-matching contributions.

Note 4 – Distributions

Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company-matching contributions and related investment income will be distributed in cash.  The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed in cash from the Plan.  If a participant's employment with the Company terminates and the participant has a vested account balance of more than $5,000, the participant may elect to leave all of their vested balance in the Plan.  Participants who retire on or before their normal retirement date may elect to defer distribution until age 70½.  Participants who work for the Company beyond age 70½, may defer distribution until they retire.

Note 5 – Plan Transfers

On October 31, 2008, the Company distributed all of its interest in Brink’s Home Security Holdings, Inc. (“BHS”) to the Company’s stockholders of record as of the close of business on October 21, 2008, in a tax-free distribution.  Contributions to BHS employees’ participant accounts in the Plan ceased as of July 29, 2008.  BHS employees’ participant accounts totaling approximately $68,303,000 were transferred out of the Plan on July 31, 2008.  These account balances were transferred into identical participant accounts set up as the Brink's Home Security Holdings, Inc. 401(k) Plan as of that same date.

Note 6 – Related Party Transactions

Certain Plan investments are shares of mutual funds and common trust funds managed by T. Rowe Price, the Trustee. Additionally, the Plan invested in shares of The Brink’s Company common stock until these shares were sold in early 2008.  Such transactions are deemed to be party-in-interest transactions of the Plan, as are all participant loans.

The Plan’s investments in The Brink’s Company common stock at December 31, 2008 and 2007, and purchases and sales during 2008, are as follows:

(in thousands, except share amounts)	Shares	Fair Value	Cost

Shares held at December 31, 2007	479,125	$28,623	$11,595
Sales	(479,125)	(26,731)	(11,595)
Net depreciation	-	(1,892)	-
Shares held at December 31, 2008	-	$-	$-

Note 7 – Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 10, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, except as noted below.

In January 2007, the Company requested a compliance statement under the Voluntary Compliance Program (VCP) to resolve the failure to timely amend the Plan in accordance with enacted tax legislation.  The Company filed an addendum on August 30, 2007, to this VCP to request a compliance statement and approval of a plan to correct certain other operational matters, including the matter described below.

The Plan provides that participant accounts with vested balances less than $5,000 be distributed upon death or termination. However, the Plan had not distributed approximately 4,100 of these accounts prior to December 31, 2007.  Distributions of approximately $1,717,000 were made in 2008.

The IRS issued a compliance statement to the Plan dated January 17, 2008.  The compliance statement asserted that the Company’s proposed method of correction and revision of administrative procedures in the VCP submission are appropriate for the failures identified.  The IRS further stated that the matters identified for remediation and the correction of such matters did not cause the Plan to be disqualified.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 8 – Fair Value Measurements

See “Recent Accounting Pronouncements” in note 1 for a discussion of the Plan’s adoption of SFAS 157 and the impact of the adoption on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments in the fair value hierarchy.

Mutual Funds
These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and is classified within Level 1 of the fair value hierarchy.

Common Trust Funds
These investments are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the fair value hierarchy as the unit price is not quoted in an active market. However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities.

Below are the Plan’s investments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described above as of December 31, 2008:

(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds	$101,694	-	-	$101,694
Common trust funds	-	48,363	-	48,363
Total	$101,694	48,363	-	$150,057

Note 9 – Investments

During 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:

Year Ended
December 31,
(In thousands)	2008
Net depreciation of investments at fair value:
The Brink’s Company common stock (see note 6)	$(1,892)
Mutual funds	(64,873)
Common trust funds	(5,027)
$(71,792)

Investments at fair value which represent 5% or more of the assets available for benefits at either December 31, 2008, or December 31, 2007, are as follows:

	December 31,
(In thousands)	2008	2007
The Brink’s Company common stock:
Matching contributions (see notes 3 and 6)	$-	27,704
Employee contributions (see notes 3 and 6)	-	919
	-	28,623

T. Rowe Price Stable Value Common Trust Fund	40,978	37,183
T. Rowe Price Blue Chip Growth Fund	*	17,961
T. Rowe Price Equity Index Trust	*	15,985
T. Rowe Price New Horizons Fund	*	14,438
T. Rowe Price Retirement 2015 Fund	8,388	13,411
*Less than 5% of assets available for benefits

Note 10 – Reconciliation to Form 5500

Assets available for benefits in the Form 5500 for the Plan reflect a reduction in assets for deemed distributions of certain participant loans.  The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

Assets available for benefits in the Form 5500 for the Plan reflect the fully benefit-responsive investment contracts at fair value.  The accompanying financial statements include an adjustment from fair value to contract value for these investments.

The following reconciles assets available for benefits, benefits paid to participants or beneficiaries, and reductions, net from assets available for benefits from the Form 5500 to the Plan’s financial statements:

	December 31,
(In thousands)	2008	2007
Assets available for benefits per the Form 5500	$162,476	285,613
Cumulative deemed distributions	111	111
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	384	(220)
Benefits payable to participants at end of year	68	1,826
Assets available for benefits per the Statements of Assets Available for Benefits	$163,039	287,330

Year Ended
December 31,
(In thousands)	2008
Distributions to participants or beneficiaries per the Form 5500	$30,204
Benefits payable to participants at end of year	(68)
Benefits payable to participants at beginning of year	1,826
Distributions to participants or beneficiaries per the Statement of Changes in Assets Available for Benefits	$31,962

Year Ended
December 31,
(In thousands)	2008
Total reductions, net per the Form 5500	$(24,472)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	220
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	384
Total reductions, net per the Statement of Changes in Assets Available for Benefits	$(23,868)

THE BRINK’S COMPANY 401(k) PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2008
(In thousands, except share amounts)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
ING Investments, LLC	570,953 shares in the ING International Value Fund	$5,395

Lord Abbett	165,829 shares in the Lord Abbett Mid Cap Value Fund	1,718

*T. Rowe Price	41,361,780 shares in the Stable Value Common Trust Fund	40,978

*T. Rowe Price	451,237 shares in the Spectrum Income Fund	4,661

*T. Rowe Price	308,444 shares in the Equity Income Fund	5,268

*T. Rowe Price	268,956 shares in the Equity Index Trust	7,386

*T. Rowe Price	226,059 shares in the Small Cap Value Fund	5,312

*T. Rowe Price	341,692 shares in the New Horizons Fund	6,079

*T. Rowe Price	137,916 shares in the Mid-Cap Growth Fund	4,506

*T. Rowe Price	330,155 shares in the Blue Chip Growth Fund	7,597

*T. Rowe Price	218,399 shares in the Retirement 2005 Fund	1,887

*T. Rowe Price	571,199 shares in the Retirement 2010 Fund	6,403

*T. Rowe Price	1,010,598 shares in the Retirement 2015 Fund	8,388

*T. Rowe Price	728,921 shares in the Retirement 2020 Fund	8,098

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*T. Rowe Price	982,772 shares in the Retirement 2025 Fund	7,803

*T. Rowe Price	701,190 shares in the Retirement 2030 Fund	7,825

*T. Rowe Price	763,380 shares in the Retirement 2035 Fund	5,947

*T. Rowe Price	463,992 shares in the Retirement 2040 Fund	5,141

*T. Rowe Price	812,030 shares in the Retirement 2045 Fund	5,993

*T. Rowe Price	255,054 shares in the Retirement 2050 Fund	1,581

*T. Rowe Price	19,416 shares in the Retirement 2055 Fund	119

*T. Rowe Price	191,076 shares in the Retirement Income Fund	1,972

*Participant Loans	Participant loans at interest rates ranging from 4.25% to 10.5%, maturities not to exceed 4.5 years for general purpose and 15 years for principal residence	11,979
		$162,036

The cost of participant-directed investments is not required.

*Indicates a party-in-interest investment.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number                            Description

        23                                           Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Brink’s Company 401(k) Plan
(Name of Plan)

/s/ Michael J. Cazer
(Michael J. Cazer
Chief Financial Officer
of The Brink’s Company)

Date: June 15, 2009